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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3) *

                         Factory Card Outlet Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   303053 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Howard Friedman, Esquire, Schuyler, Roche & Zwirner, 130 East Randolph Street, Suite 3800, Chicago IL 60601 312/565-8394
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 3, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(2-98)

CUSIP No.  303053 10 2                                         Page 2 of 4 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
          Individual Retirement Accounts for the Benefit of Ronald L. Chez and Ronald L. Chez Individually (###-##-####)


2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3    SEC Use Only

4    Source of Funds (See Instructions)
          PF

5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) OR 2(e)                                                    [  ]

6    Citizenship or Place of Organization
          United States of America

                         7    Sole Voting Power
                                   1,027,800
Number of Shares
Beneficially Owned       8    Shared Voting Power
by Each Reporting                  -0-
Person With
                         9    Sole Dispositive Power
                                   1,027,800

                         10   Shared Dispositive Power
                                   -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person


12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [  ]

13   Percent of Class Represented by Amount in Row (11)
          13.697%

14   Type of Reporting Person (See Instructions)
          IN

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for who the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 303053 10 2                                         Page 3 of 4 Pages

Item 4, Purpose of Transaction, as set forth in the original Schedule 13D filed by the Reporting Person with respect to the Issuer dated February 16, 1998 ("Schedule 13D") and amended by the Schedule 13D filed by the Reporting Person with respect to the Issuer dated December 8, 1998 ("Amendment No. 1") and further amended by the Schedule 13D filed by the Reporting Person with respect to the Issuer dated January 11, 1999 ("Amendment No. 2"), Schedule 13D, as amended, is further amended by this "Amendment No. 3" as follows:

         Item 4(f) as set forth in Schedule 13D, including Amendment No. 1 and Amendment No. 2, is further amended by this Amendment No. 3 by adding at the end of paragraph (f) of Item 4 the following:

              The Reporting Person, as well as other shareholders of the Issuer, have indicated a strong desire to have an Official Equity
              Committee formed to represent the interests of the common shareholders in connection with the Chapter 11 Bankruptcy Cases of the Issuer and its subsidiary, Factory Card of America, Ltd. The Reporting Person has also confirmed that he is willing to serve as a Member of the Official Committee of Equity Holders and to devote the time and effort necessary to fulfill the duties required of such a Member.

Item 5, Interest in Securities of the Issuer, as set forth in Schedule 13D and as amended by Amendment No. 1 and Amendment No. 2, is further amended by this Amendment No. 3 as follows:

         1. Item 5(a), as set forth in Schedule 13D, including Amendment No. 1 and Amendment No. 2, is further amended by adding at the end of said subparagraph (a) of Item 5 the following:

                  The aggregate number of shares of Stock of Issuer owned by the Reporting Person as of the date of this Amendment No. 3 is 1,027,800 shares (the "Shares") which constitutes approximately 13.697% of the outstanding Shares of Stock of the Issuer. The percentage in this Item 5(a), as amended by this Amendment No. 3, is based on 7,503,098 Shares of the Issuer's Stock outstanding as reported to Reporting Person's counsel by Issuer's Vice President - Corporate Secretary for the quarter ending May 2, 1999.

CUSIP No. 303053 10 2                                       Page 4 of 4 Pages


         2. Item 5(c), as reported in Schedule 13D, including Amendment No. 1 and Amendment No. 2, is further amended by this Amendment No. 3 by adding at the end of said subparagraph (c) of Item 5 the following:

                  The Reporting Person has sold an aggregate of 7,000 Shares of Stock of the Issuer and acquired an aggregate of 609,200 Shares of Stock of the Issuer since January 11, 1999 as follows: The Reporting Person sold 7,000 Shares on February 3, 1999 at $2.375 per Share and the Reporting Person purchased 609,200 Shares at $.05 per Share on June 3, 1999. The foregoing sale of 7,000 Shares was an open market transaction and was subject to the payment of applicable brokerage commissions. On June 3, 1999, the Reporting Person purchased 609,200 Shares of common stock of the Issuer from Wellington Management Company, LLP in a private transaction for $.05 per share.

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Amendment No. 3 is true, complete and correct.



         Dated: June 4, 1999                     /s/ Ronald L. Chez
                                                 -------------------
                                                 Ronald L. Chez


         170933